SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 14, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

FREE TRANSLATION

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43
Board of Trade NIRE: 53 3 0000622 9

SUMMONS NOTICE
ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders of Brasil Telecom S.A. (“Company”) are being summoned to the Ordinary and Extraordinary General Shareholders’ Meeting to be held at 03:00 p.m., on April 23, 2003, at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, to deliberate over the following Order of the Day:

Ordinary General Meeting
1.	Analyze, discuss and approve the Financial Statements of the Company and the Management Report for the fiscal year ending December 31, 2002;
2.	Deliberate on the appropriation of the Net Profits of the year and the distribution of Dividends and Interest on Shareholders’ Equity, as well as deliberate on the Company’s retained earnings reserve;
3.	Elect the members and alternates of the Company’s Fiscal Board; and
4.	Elect the members and alternates, in complementary mandate, of the Company’s Board of Directors.

Extraordinary General Meeting
1.	Establish the compensation of the Company’s Management and members of the Fiscal Board; and
2.	Amend article 5 of the Company’s Bylaws to reflect the changes in the value of the Company’s social capital and number of shares, as a consequence of the capital increases approved in 2003.

General Information
All powers of attorney to vote at the Ordinary and Extraordinary General Shareholders’ Meeting must be delivered to the attention of the Company’s legal department at the Company’s head office located in the city of Brasília, Federal District, at SIA Sul, ASP, Lote D, Bloco B, at least 2 (two) business days prior to the date of the Meetings.

Shareholders whose shares are registered with a custodian agent, who wish to vote their shares at the Ordinary and Extraordinary General Shareholders’ Meeting, must present a statement issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings, indicating the amount of shares of the Company held by such shareholders as of such date.

Shareholders can require the adoption of multiple vote, at least 48 (forty-eight) hours prior to the Meetings, pursuant to article 141 of Law 6,404/76. According to CVM Instructions 165, of December 11, 1991, and 282, of June 26, 1998, the percentage to require multiple vote is 5% (five percent) of the voting capital.

Brasília, Brazil, April 8, 2003.

Eduardo Seabra Fagundes
Chairman of the Board of Directors

BRASIL TELECOM S.A.

ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE DO CONTRACTS WITH RELATED PARTIES(2)

As of March/31/2003
OBJECT OF THE CONTRACT	CONTRACTOR/ CONTRACTED	TERM	AMOUNT (R$ THOUSAND)(1)	CONDITIONS OF RESCISSION	INFLUENCE OF THE CONTRACT (3)
Private Debenture	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/27/2006	R$1,352,020 (100% CDI)
Inter-company loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/01/2014	R$108,528 (US$ + 1.75% p.a.)
Non-remunerated guarantee – BNDES loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	R$2,002,102
Remunerated guarantee – BNDES loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	R$277,508 (0.12% p.a.)
Remunerated guarantee – FCO loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2008	R$20,111 (0.12% p.a.)
Non-remunerated guarantee – BRDE loans	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Sep/30/2006	R$25,088
Non-remunerated guarantee – Resolution 63	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/31l/2011	R$109,687
Non-remunerated guarantee – Resolution 2770	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/13/2003	R$35,249
Non-remunerated guarantee – Resolution FIRCE 10	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/30/2005	R$79,483
Remunerated guarantee – Consórcio Voa	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/27/2007	R$3,007 (0.12% p.a.)
Remunerated guarantee – Public Debenture (1st Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	May/01/2004	R$549,472 (0.12% p.a.)
Remunerated guarantee – Public Debenture (2nd Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/01/2004	R$432,381 (0.12% p.a.)
Emails (BrT 14)	Brasil Telecom S.A. / BrT Serviços de Internet S.A.	Oct/21/2006	R$79 (March/2003) (4)
Partnership Agreement – ADSL	Brasil Telecom S.A. / BrT Serviços de Internet S.A.	Jul/15/2003	Done at no cost for all the market
Hosting – Cyber Data Center	BrT Serviços de Internet S.A. / Brasil Telecom S.A.	Oct/18/2005	R$687 (March/2003) (4)

As of March/31/2003
OBJECT OF THE CONTRACT	CONTRACTOR/ CONTRACTED	TERM	AMOUNT (R$ THOUSAND)(1)	CONDITIONS OF RESCISSION	INFLUENCE OF THE CONTRACT (3)
Traffic Generation	Brasil Telecom S.A. / BrT Serviços de Internet S.A.	Oct/31/2006	R$10,436 (March/2003) (4)
Debit in phone bill	BrT Serviços de Internet S.A. / Brasil Telecom S.A.	Undetermined	R$25 (March/2003) (4)
Real estate rental	BrT Serviços de Internet S.A. / Brasil Telecom S.A.	Undetermined	R$68
Internet access – Turbo Empresas Service	BrT Serviços de Internet S.A. / Brasil Telecom S.A.	Undetermined	Done at no cost for all access providers
Dial Net Ports rental	BrT Serviços de Internet S.A. / Brasil Telecom S.A.	Jan/01/2007	R$1,957 (March/2003) (4)
Indirect access to subscribers external network	Vant Telecomunicações S.A. / Brasil Telecom S.A.	Aug/20/2007	R$27 (March/2003) (4)
Hosting – Cyber Data Center	iBEST / Brasil Telecom S.A.	Dec/01/2004	R$85 (March/2003) (4)

(1) In the cases of Private Debentures and Inter-company loan, the amount refers to the balance (principal + interest) and the cost of the debt is shown in brackets. In the guarantees contracts, the amount refers to the balance (principal + interest) and, in the case of remunerated guarantee, the remuneration is shown in brackets and is calculated over the principal balance.

(2) The Company must inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.

(3) Should be filled up with explanations, whenever is the case, regarding the influence of the contract over the Company’s management or its capacity or conducting the business, as pursuant to item 6.8.1 of the Rules of the Differentiated Practices of Corporate Governance.

(4) Due to being contracts with variable values, the information refers to the values involved/spent in March 2003.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, occurred operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	70,369,958	0.03	0.01
Shares	Preferred	3,567,720,226	1.20	0.66
Operations in the Month
Securities/ Derivatives	Stock Characteristics	Intermediary	Operation	Day	Quantity	Price (R$/1,000 shares)	Volume (R$)
Shares	Common	Opportunity	[1]Buy	7	10	0	0
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	70,369,968	0.03	0.01
Shares	Preferred	3,567,720,226	1.20	0.66

1The transactions represent only transfer of ownership, not resulting in any type of advantage or financial compensation.

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	(X) Board of Directors	( ) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	487,526	0.00	0.00
Shares	Preferred	1,446,758	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	487,526	0.00	0.00
Shares	Preferred	1,446,758	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	0	0.00	0.00
Shares	Preferred	0	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	( ) Management	(X) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	13,694	0.00	0.00
Shares	Preferred	13,696	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	13,694	0.00	0.00
Shares	Preferred	13,696	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	39	0.00	0.00
Shares	Preferred	273	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	39	0.00	0.00
Shares	Preferred	273	0.00	0.00

CONSOLIDATED FORM
Management and Related Persons’ Negotiation of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In March 2003, did not occur operations with securities and derivatives as presented below, in compliance with Article 11 - CVM Instruction # 358/2002:

Company Name: Brasil Telecom Participações S.A.
Group and Related Persons	( ) Board of Directors	(X) Management	( ) Fiscal Board	( ) Technical and Consulting Committees
Initial Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,513	0.00	0.00
Shares	Preferred	2,005,132	0.00	0.00
Final Balance
Securities/Derivatives	Securities Characteristics	Quantity	% Same Class and Type	% Total
Shares	Common	5,513	0.00	0.00
Shares	Preferred	2,005,132	0.00	0.00

BRASIL TELECOM S.A.
CNPJ Corporate Taxpayer Identification 76.535.764/0001-43
Board of Trade NIRE 5330000622-9
Publicly Traded Company

MATERIAL FACT
MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON APRIL 11, 2003

Date and time: April 11, 2003, at 11:30 a.m.

Place: In the City and State of Rio de Janeiro, at Av. Presidente Wilson nº 231, 28º andar (parte).

Summons: Letter sent on April 01, 2003.

Presences: The following members of the Board of Directors of Brasil Telecom S.A. (BT): Eduardo Seabra Fagundes, Eduardo Cintra Santos, Ricardo Wiering de Barros, Maria Amalia Delfim de Melo Coutrim, Daniela Maluf Pfeiffer, Rodrigo Bhering Andrade and Francisco Ribeiro de Magalhães Filho. The following member of the Fiscal Board of BT: Mr. Luiz Otavio Nunes West.

Board: Chairman: Mr. Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Deliberations:

It was decided by the present members that the minutes hereby will be drawn up as a summary.

1.	The present members of the Board of Directors, by unanimity, deliberated the following:

	(i)	To approve, based on article 1 of the CVM Instruction 10/80, as amended, in § 1, incision “b”, and in § 2 of article 30 of the Law 6,404/76, altered by Law 10,303/01, and on article 24, VI, of the Company’s By-laws, the acquisition, by the Company, of its own preferred shares, to be kept in treasury or to be canceled, or for future sale, according to the proposal of the Buyback Committee in a meeting held on March 17, 2003. The copy of the minutes of the committee meeting will be signed by the Chairman and the Secretary of this Meeting and filed in the Company’s head office. The acquisition hereby authorized will take place according to the following terms and conditions:

		•	The acquisition has the objective of investing resources available for this end, derived from the account “Other Capital Reserves”;

		•	The Company may purchase, to be kept in treasury or to be cancelled, or for future sales, preferred shares up to the limit of 18,078,192,281 (eighteen billion, seventy-eight million, one hundred and ninety-two thousand, two hundred and eighty-one) preferred shares in treasury, which corresponds to 10% (ten percent) of the preferred shares in circulation. The Company has 5,175,010,503 (five billion, one hundred and seventy-five million, ten thousand, five hundred and three) preferred shares in treasury, as of April 10, 2003;

•	The acquisition will be valid for 3 (three) months, beginning on April 14, 2003;

•	According to article 5 of the CVM Instruction 10/80, there are 186,363,831,785 (one hundred and eighty-six billion, three hundred and sixty-three million, eight hundred and thirty-one thousand, seven hundred and eighty-five) shares in circulation in the market as of April 10, 2003, being 5,581,908,967 (five billion, five hundred and eighty-one million, nine hundred and eight thousand, nine hundred and sixty-seven) common shares and 180,781,922,818 (one hundred and eighty-billion, seven hundred and eighty-one million, nine hundred and twenty-two thousand, eight hundred and eighteen) preferred shares;

•	The operations for the acquisition and/or sale of these shares will occur at market price and will be mediated by the brokers Unibanco CVM S.A., with head office at Rua da Quitanda, 157/3rd floor, São Paulo – SP, ZIP code 01.012-010; Itaú CV S.A., with head office at Rua Boa Vista, 185/3rd floor, São Paulo – SP, ZIP code 01.014-001; and Credit Suisse First Boston S.A. CTVM, with head office at Avenida Brigadeiro Faria Lima, 3,064/13th floor, São Paulo – SP, ZIP code 01.451-000.

The acquisition of the shares hereby approved will be conducted by the Executive Board of the Company, and will be subject to the norms established by the Buyback Committee and respected by the Board of Directors of the Company.

This document is a free translation of the originals signed in proper books.

Rio de Janeiro, Brazil, April 11, 2003.

Eduardo Seabra Fagundes Chairman of the Meeting	Antonio Amaro Ribeiro de Oliveira e Silva Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 14, 2003

BRASIL TELECOM S.A.

By: /s/ CARLA CICO
Name: Carla Cico
Title: President and Chief Executive Officer